Exhibit 12.2

Starwood Property Trust, Inc.
Statement of Computation of Ratios of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed Charges
Interest expense	$214,622	$188,376	$149,315	$101,870	$41,456
Interest capitalized	—	—	—	—	—
Amortization of premiums and discounts	—	—	—	—	—
Amortization of capitalized expenses relating to debt	16,177	14,174	11,789	9,933	5,669
Interest within rental expense	—	—	—	—	—
Preferred security dividend requirements in consolidated subsidiaries	—	—	—	—	—
Total fixed charges	$230,799	$202,550	$161,104	$111,803	$47,125
Earnings
Pre-tax income from continuing operations before equity investees	$355,727	$428,712	$485,874	$322,787	$202,298
Add:
Fixed charges	230,799	202,550	161,104	111,803	47,125
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	18,528	19,879	11,528	5,304	1,692
Income from equity investees arising from guarantees	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
The non-controlling interest in pre-tax subsidiaries that have not incurred fixed charges	2,465	1,486	5,517	5,300	2,487
Earnings	$602,589	$649,655	$652,989	$434,594	$248,628
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (1)	2.61	3.21	4.05	3.89	5.28

(1)   The registrant had not issued any preferred stock as of the date of this registration statement, and therefore there are no preferred stock dividends included in the calculation of ratios of earnings to combined fixed charges and preferred stock dividends.